                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                             CARIBBEAN CIGAR COMPANY
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
                         (Title of Class of Securities)


                                   141834 10 1
                                 (CUSIP Number)

                              Charles D. Ganz, Esq.
                              Holland & Knight LLP
                        1201 West Peachtree Street, N.E.
                                   Suite 2000
                           Atlanta, Georgia 30309-3400
                                 (404) 898-8172
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 31, 1998
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|.

                         (Continued on following pages)



                              (Page 1 of 17 Pages)
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                                  SCHEDULE 13D
---------------------                                               ------------
CUSIP NO. 141834 10 1                                               Page 2 of 17
---------------------                                               ------------

================================================================================
1.        NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               Ronald G. Farrell
--------------------------------------------------------------------------------
2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3.        SEC USE ONLY

--------------------------------------------------------------------------------
4.        SOURCE OF FUNDS

               PF

--------------------------------------------------------------------------------
5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEM 2(d) OR 2(e)

                                                                        |_|
--------------------------------------------------------------------------------
6.        CITIZENSHIP OR PLACE OF ORGANIZATION

               Georgia
--------------------------------------------------------------------------------
   NUMBER OF        7.        Sole voting power
    SHARES
 BENEFICIALLY                      1,250,000
   OWNED BY       --------------------------------------------------------------
     EACH           8.        Shared voting power
  REPORTING
  PERSON WITH                      None
                  --------------------------------------------------------------
                    9.        Sole Dispositive power

                                   1,250,000
                  --------------------------------------------------------------
                   10.        Shared dispositive power

                                   NONE
--------------------------------------------------------------------------------
11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
          PERSON

               1,250,000
--------------------------------------------------------------------------------
12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES
                                                                        |_|
--------------------------------------------------------------------------------
13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               19.6%
--------------------------------------------------------------------------------
14.       TYPE OF REPORTING PERSON

               IN
================================================================================

CUSIP No. 141834 10 1                                               Page 3 of 17



                                  SCHEDULE 13D

     ITEM 1.     SECURITY AND ISSUER.

     This statement relates to shares of the common stock, par value $.001 per share (the "Common Stock") of Caribbean Cigar Company (the "Issuer"). The Issuer's principal executive offices are located at 6265 SW 8th Street, Miami, Florida 33144.

     ITEM 2.     IDENTITY AND BACKGROUND.

     This statement is being filed by Ronald G. Farrell. Mr. Farrell's business address is 6265 SW 8th Street, Miami, Florida 33144. His present principal occupation is President and Chief Executive Officer of the Issuer, whose address is 6265 SW 8th Street, Miami, Florida 33144. During the last five years, Mr. Farrell has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Farrell is a citizen of the United States.

     ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Mr. Farrell borrowed the principal sum of $500,000 from the Issuer to purchase 1,250,000 shares of Common Stock. Such $500,000 loan is evidenced by a Non-Negotiable and Non-Assignable Promissory Note (the "Promissory Note"), dated March 31, 1998, from Mr. Farrell in favor of the Issuer. The principal sum of $500,000, together with interest, is due on October 1, 1999. Interest on the Promissory Note accrues at 8.5% per annum, but is not payable until October 1, 1999. The Promissory Note is secured by a Stock Pledge Agreement (the "Pledge Agreement"), dated March 31, 1998, by Mr. Farrell in favor of the Issuer, pursuant to which Mr. Farrell pledged such 1,250,000 shares of Common Stock as security for the loan's principal and interest. The Promissory Note is non-recourse as against Mr. Farrell, and, in the event of a default in the payment of principal or interest due under the Promissory Note, the Issuer's only recourse would be against the 1,250,000 shares pledged by Mr. Farrell pursuant to the Pledge Agreement. Reference is made to the Promissory Note and the Pledge Agreement, copies of which are included herewith as Exhibits A and B, respectively, for a complete statement of the rights and obligations of the parties thereto.

CUSIP No. 141834 10 1                                               Page 4 of 17



     ITEM 4.     PURPOSE OF TRANSACTION.

     Mr. Farrell acquired the 1,250,000 shares of Common Stock for investment purposes. Mr. Farrell may, as the opportunity arises, or as described below in this Item 4, purchase additional shares of Common Stock of the Issuer.

     Pursuant to an Agreement dated March 31, 1998 (the "CCC Agreement"), among the Issuer, Mr. Farrell, Kevin Doyle and each of the directors of the Issuer, the Issuer agreed, among other things, as follows:

     (1) To elect Mr. Farrell as Chairman and President/CEO of the Issuer;

     (2) To sell to Mr. Farrell 1,250,000 shares of Common Stock (such 1,250,000 shares being referred to as the "Initial Shares") on the terms set forth in Item 3 of this Statement;

     (3) Subject to the approval of the Issuer's shareholders, to sell to Mr. Farrell an additional 1,250,000 shares of Common Stock (such 1,250,000 additional shares being referred to as the "Additional Shares") on substantially the same terms as set forth in Item 3 of this Statement;

     (4) To use its best efforts to sell no less than 2,500,000 shares of Common Stock at a price of not less than $0.40 per share pursuant to an exemption from registration under the Securities Act of 1933, as amended (such 2,500,000 shares being referred to as the "Private Placement Shares");

     (5) To offer to certain of the Issuer's existing creditors the opportunity to convert the unpaid principal amounts of and all accrued but unpaid interest on the indebtedness currently held by such creditors into shares of Common Stock at a price of $0.40 per share; and

     (6) To take all necessary corporate and shareholder action to authorize and approve the sale of the Initial Shares, the Additional Shares and the Private Placement Shares and the conversion of the indebtedness referred to in the preceding clause (5) into Common Stock, including (i) making any necessary filings with the U.S. Securities and Exchange Commission, (ii) holding a meeting of the Issuer's shareholders to approve the sale of the Initial Shares, the Additional Shares and the Private Placement Shares, and (iii) seeking shareholder approval to increase the number of authorized shares of Common Stock to 25,000,000 shares.

     The CCC Agreement further provides that, at such time as the Issuer shall have received not less than $1,000,000 from the sale of the Private Placement Shares, each of the directors of the Issuer as of the date of the CCC Agreement agrees to resign as a director, and Mr. Farrell shall have the right to designate new directors to fill the vacancies created thereby. Reference

CUSIP No. 141834 10 1                                               Page 5 of 17



is made to the CCC Agreement, a copy of which is included herewith as Exhibit C, for a complete statement of the rights and obligations of the parties thereto.

     ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

          (a)    See Boxes 11 and 13 of the cover page and see Item 4.

          (b)    See Boxes 7, 8, 9, and 10 of the cover page.

          (c)    See Items 3 and 4.

          (d)    N/A

          (e)    N/A

     ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIP WITH RESPECT TO SECURITIES OF THE ISSUER.

     See Items 3 and 4.

     ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit A   $500,000 Non-Negotiable and Non-Assignable Promissory Note,
                 dated March 31, 1998, by Ronald G. Farrell in favor of
                 Caribbean Cigar Company.

     Exhibit B   Stock Pledge Agreement, dated March 31, 1998, by Ronald G.
                 Farrell in favor of Caribbean Cigar Company.

     Exhibit C   Agreement dated March 31, 1998, among Caribbean Cigar Company,
                 Ronald G. Farrell, Kevin Doyle and each of the other directors of Caribbean Cigar Company.

CUSIP No. 141834 10 1                                               Page 6 of 17



                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 8, 1998

                                        /s/ Ronald G. Farrell
                                        ----------------------------------------
                                        Ronald G. Farrell